UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934


Date of Report: _____November 7, 2007_____
(Date of earliest event reported)


| Commission<br>File Number | Registrant; State of Incorporation<br>Address; and Telephone Number | IRS Employer<br>Identification No. |
|---|---|---|
| 1-11337 | INTEGRYS ENERGY GROUP, INC.<br>(A Wisconsin Corporation)<br>130 East Randolph Drive<br>Chicago, Illinois 60601-6207<br>(312) 228-5400 | 39-1775292 |


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02**     **Results of Operations and Financial Condition**

On November 7, 2007, Integrys Energy Group issued a news release reporting its financial results for the quarter ended September 30, 2007. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Integrys Energy Group will hold an earnings conference call on November 8, 2007 to discuss the 2007 financial performance of Integrys Energy Group and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

**Item 9.01**     **Financial Statements and Exhibits.**

      (a)    Not applicable.

      (b)    Not applicable.

      (c)    <u>Exhibits</u>. The following exhibit is being filed herewith:

            99.1    News Release dated November 7, 2007 reporting Integrys Energy Group, Inc. financial results for the quarter ended September 30, 2007

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**INTEGRYS ENERGY GROUP, INC.**

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President
    and Chief Financial Officer

Date: November 8, 2007

**INTEGRYS ENERGY GROUP, INC.**

Exhibit Index to Form 8-K
Dated November 7, 2007

**Exhibit**
**Number**

99.1       News Release dated November 7, 2007 reporting Integrys Energy Group financial results for
           the quarter ended September 30, 2007



Exhibit 99.1

integrys

Integrys Energy Group, Inc.

**For Immediate Release**
November 7, 2007

Contacts: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

NEWS RELEASE

# Integrys Energy Group Reports 2007 Third Quarter Financial Results

Chicago, November 7, 2007 – Integrys Energy Group, Inc. (NYSE: TEG), an operator of regulated natural gas and electric utilities and nonregulated energy related business units, today announced the following financial results for the quarter ended September 30, 2007.

| **Integrys Energy Group's Results (Millions, except share amounts)** | **2007** | **2006** | **Percent Change** |
|---|---|---|---|
| Income available for common shareholders | **$43.2** | $39.5 | 9.4 |
| Basic earnings per share | **$0.57** | $0.91 | (37.4) |
| Diluted earnings per share | **$0.56** | $0.91 | (38.5) |

Integrys Energy Group recognized income available for common shareholders of $43.2 million ($0.56 diluted earnings per share) for the quarter ended September 30, 2007, compared with income available for common shareholders of $39.5 million ($0.91 diluted earnings per share) for the quarter ended September 30, 2006. Significant factors impacting the change in earnings and earnings per share were as follows:

- Diluted earnings per share were impacted by a 33.1 million share (76.3%) increase in the weighted average number of outstanding shares of Integrys Energy Group's common stock for the quarter ended September 30, 2007, compared with the same quarter in 2006, as well as by the items discussed below. Integrys Energy Group issued 31.9 million shares on February 21, 2007, in conjunction with the merger with Peoples Energy. Additional shares were also issued under the Integrys Energy Group Stock Investment Plan and certain stock-based employee benefit plans.

- Regulated electric utility segment earnings increased $7.0 million (22.6%), from earnings of $31.0 million for the quarter ended September 30, 2006, to earnings of $38.0 million for the same quarter in 2007. Earnings at the regulated electric utilities increased primarily as a result of the following:

  - Operating income increased $7.7 million ($4.6 million after-tax), driven by an $18.1 million ($10.9 million after-tax) increase in Wisconsin Public Service Corporation's regulated electric margin, partially offset by an $11.0 million increase ($6.6 million after-tax) in operating and maintenance expenses at Wisconsin Public Service. Wisconsin Public Service's margin increase was driven by the retail electric rate increase that was effective on January 12, 2007, while the increase in operating and maintenance

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Integrys Energy Group, Inc.



expenses was primarily related to the allocation of external costs to achieve merger synergies, as well as higher maintenance, transmission, and employee benefit costs.
- Miscellaneous income at the regulated electric utility segment also increased $3.4 million ($2.0 million after-tax), partially due to an increase in interest income received from American Transmission Company related to the transmission interconnection Wisconsin Public Service is constructing on their behalf.

- The net loss at the regulated natural gas utility segment increased $19.6 million, from a net loss of $11.0 million during the third quarter of 2006, to a net loss of $30.6 million for the same quarter in 2007. The higher net loss experienced by the natural gas utilities was driven by the following:

  - The Peoples Energy natural gas utilities (The Peoples Gas Light and Coke Company and North Shore Gas Company), which were acquired effective February 21, 2007, recognized a combined net loss of $20.5 million, primarily due to the seasonal nature of natural gas utilities, which derive earnings during the heating season (first and fourth quarters). It is common for these natural gas utilities to recognize losses during the summer cooling season (second and third quarters).
  - For the same reason discussed above, Michigan Gas Utilities Corporation and Minnesota Energy Resources Corporation also recognized net losses during the third quarters of 2007 and 2006. The combined net loss recognized by Michigan Gas Utilities and Minnesota Energy Resources decreased $2.6 million (40.0%), primarily related to transition costs incurred by these utilities in the third quarter of 2006 for the start-up of outsourcing activities and other legal and consulting fees.
  - The net loss at Wisconsin Public Service's natural gas utility did not change significantly quarter-over-quarter.

- Integrys Energy Services' earnings decreased $7.9 million (37.4%), from earnings of $21.1 million for the quarter ended September 30, 2006, to earnings of $13.2 million for the same quarter in 2007, due to the following:

  - A $16.4 million ($9.8 million after-tax) increase in Integrys Energy Services' realized retail electric margin, primarily related to the retail electric business in Illinois.
  - Quarter-over-quarter, earnings related to Integrys Energy Services' investment in a synthetic fuel facility increased $7.9 million, from $0.3 million for the quarter ended September 30, 2006, to $8.2 million for the quarter ended September 30, 2007. The amounts discussed above include synthetic fuel related Section 29/45K federal tax credits recognized, mark-to-market gains and losses on derivatives utilized to protect a portion of the value of these Section 29/45K federal tax credits, operating losses, variable payments received, and royalty income, deferred gains, and interest income recognized.
  - An offsetting decrease in Integrys Energy Services' earnings was due to a $21.1 million ($12.7 million after-tax) increase in operating and maintenance expenses, driven by higher payroll and benefit costs related to additional employees required as a result of continued business expansion activities at Integrys Energy Services, the most significant of which related to the acquisition of Peoples Energy Corporation's nonregulated operations.
  - After tax income from discontinued operations at Integrys Energy Services also

Integrys Energy Group Reports
2007 Third Quarter Financial Results
November 7, 2007
Page 2

Media Hotline: 800-977-2250 — NYSE: TEG
130 East Randolph Drive
Chicago, IL 60601
www.integrysgroup.com



Integrys Energy Group, Inc.

decreased $12.3 million, driven by a $12.7 million gain on the sale of Sunbury Generation LLC in the third quarter of 2006.

- Financial results at the Holding Company and Other segment decreased $7.1 million, from a loss of $1.6 million for the quarter ended September 30, 2006, to a loss of $8.7 million for the quarter ended September 30, 2007, driven by interest expense associated with debt assumed in the merger with Peoples Energy.

- In connection with the February 21, 2007, merger with Peoples Energy, Integrys Energy Group announced its intent to divest its oil and natural gas production business. This segment was sold in the third quarter of 2007. During the quarter ended September 30, 2007, Integrys Energy Group recognized after-tax earnings of $32.4 million for its oil and natural gas production business, which included a $13.7 million after-tax gain on the sale of this entity, which were reported as discontinued operations.

## EARNINGS FORECAST

Integrys Energy Group continues to manage its portfolio of businesses to achieve long-term growth in its utility and nonregulated operations, while maintaining an emphasis on regulated growth. The company's emphasis on regulated growth has been demonstrated by the merger with Peoples Energy in 2007, ongoing expansion of its generation fleet, and the acquisition of retail natural gas distribution operations in Michigan and Minnesota during 2006. The company utilizes financial tools commonly used in the industry to help mitigate risk for the benefit of both shareholders and customers. Also, the company's asset management strategy continues to deliver shareholder return from certain asset transactions. The company's long-term diluted earnings per share growth rate target remains at 6% to 8% on an average annualized basis, with fluctuations in any given year that may be above or below that target range.

The company anticipates generating earnings per diluted share in 2007 in the range of $3.50 and $3.72, which includes discontinued operations. This guidance assumes normal weather conditions for the remainder of 2007, the availability of generation units, the anticipated merger impacts relating to transition costs and anticipated purchase accounting adjustments, and the completion of planned asset management sales. The diluted earnings per share guidance does not include the impact of mark-to-market activity, except for certain mark-to-market activity, which will be realized in 2007.

The projected guidance range for 2007 diluted earnings per share from continuing operations – adjusted is anticipated to be between $2.51 and $2.66. Diluted earnings per share from continuing operations – adjusted guidance provides investors with additional insight into our operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Please see the "Diluted Earnings per Share Information – Non-GAAP Financial Information" included with our supplemental data package on our Web site (to be available at 6:00 a.m. CST on November 8, 2007) for a reconciliation of diluted earnings per share from continuing operations to diluted earnings per share from continuing operations – adjusted.

Integrys Energy Group Reports
2007 Third Quarter Financial Results
November 7, 2007
Page 3

Media Hotline: 800-977-2250 — NYSE: TEG

130 East Randolph Drive
Chicago, IL 60601

www.integrysgroup.com



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Integrys Energy Group, Inc.

The company's 2008 guidance is between $3.67 and $3.89 diluted earnings per share, assuming normal weather conditions, the availability of generation units, the anticipated merger impacts relating to transition costs and anticipated purchase accounting adjustments, full rate relief for Peoples Gas and North Shore Gas as requested in our surrebuttal testimony submitted in September 2007, and the completion of planned asset management sales. Additionally, the diluted earnings per share guidance does not include the impact of mark-to-market activity, except for certain mark-to-market activity that will be realized in 2008.

The projected guidance range for 2008 diluted earnings per share from continuing operations – adjusted is anticipated to be between $3.91 and $4.13. Diluted earnings per share from continuing operations – adjusted guidance provides investors with additional insight into our operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Please see the "Diluted Earnings per Share Information – Non-GAAP Financial Information" included with our supplemental data package on our Web site (to be available at 6:00 a.m. CST on November 8, 2007) for a reconciliation of diluted earnings per share from continuing operations to diluted earnings per share from continuing operations – adjusted.

## CONFERENCE CALL

An earnings conference call is scheduled for 10:00 a.m. CST on Thursday, November 8, 2007. Executive management of Integrys Energy Group will discuss 2007 third quarter and year-to-date financial results and prospects going forward for the remainder of 2007 and beyond. To access the call, which is open to the public, call 888-690-9634 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. STEVEN ESCHBACH as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through January 31, 2008, by dialing 866-352-7720 (toll free).

Investors may also listen to the conference live on Integrys Energy Group's corporate Web site at http://www.integrysgroup.com/investor/presentation.aspx. An archive of the Webcast will be available on the company's Web site at http://www.integrysgroup.com/investor/presentation.aspx.

In conjunction with this conference call, Integrys Energy Group will post on its Web site PowerPoint slides that will be referred to within the prepared remarks during the call. The slides will be available at 6:00 a.m. CST on November 8.

## FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although the company believes it has been prudent in its plans and assumptions, there can be no assurance that indicated results will be realized. Should

Integrys Energy Group Reports
2007 Third Quarter Financial Results
November 7, 2007
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Media Hotline: 800-977-2250 — NYSE: TEG
130 East Randolph Drive
Chicago, IL 60601
www.integrysgroup.com

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Integrys Energy Group, Inc.

known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and the company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. The company recommends that you consult any further disclosures it makes on related subjects in its 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions, which form the basis of forward-looking statements relevant to the company's business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- Unexpected costs and/or unexpected liabilities related to the Peoples Energy merger, or the effects of purchase accounting that may be different from our expectations;
- The successful combination of the operations of Integrys Energy Group and Peoples Energy;
- Integrys Energy Group may be unable to achieve the forecasted synergies in connection with the Peoples Energy merger or it may take longer or cost more than expected to achieve these synergies;
- The credit ratings of Integrys Energy Group or its subsidiaries could change in the future;
- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting Integrys Energy Group's regulated businesses;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries, changes in environmental, tax, and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject, as well as changes in application of existing laws and regulations;
- Current and future litigation, regulatory investigations, proceedings or inquiries, including but not limited to, manufactured gas plant site cleanup, pending United States Environmental Protection Agency investigations of Wisconsin Public Service Corporation's generation facilities, and the contested case proceeding regarding the Weston 4 air permit;
- Resolution of audits or other tax disputes with the Internal Revenue Service and various state, local, and Canadian revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which our subsidiaries operate;



Integrys Energy Group Reports
2007 Third Quarter Financial Results
November 7, 2007
Page 5

Media Hotline: 800-977-2250 — NYSE: TEG
130 East Randolph Drive
Chicago, IL 60601
www.integrysgroup.com

- The impact of fluctuations in commodity prices, interest rates, and customer demand;

- Available sources and costs of fuels and purchased power;

- Investment performance of employee benefit plan assets;

- Advances in technology;

- Effects of and changes in political, legal, and economic conditions and developments in the United States and Canada;

- Potential business strategies, including mergers and acquisitions or dispositions of assets or businesses, which cannot be assured to be completed (including, but not limited to, the construction of the Weston 4 power plant and additional investment in American Transmission Company related to construction of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line);

- The direct or indirect effects of terrorist incidents, natural disasters, or responses to such events;

- Financial market conditions and the results of financing efforts, including credit ratings, and risks associated with commodity prices (particularly natural gas and electricity), interest rates, and counterparty credit;

- Weather and other natural phenomena, in particular the effect of weather on natural gas and electricity sales;

- The effect of accounting pronouncements issued periodically by standard-setting bodies; and

- Other factors discussed in the 2006 Annual Report on Form 10-K and in other reports filed by Integrys Energy Group from time to time with the Securities and Exchange Commission.

**About Integrys Energy Group, Inc.**

**Integrys Energy Group, Inc.** (NYSE: TEG), headquartered in Chicago, Illinois, is a holding company for energy related subsidiaries, which includes regulated utilities and nonregulated subsidiaries.

The six regulated utilities consist of:

- **The Peoples Gas Light and Coke Company**, a natural gas utility serving more than 840,000 customers in the City of Chicago.
- **Wisconsin Public Service Corporation**, an electric and natural gas utility serving approximately 429,000 electric customers and 312,000 natural gas customers in northeastern Wisconsin and an adjacent portion of Michigan's Upper Peninsula.

Integrys Energy Group Reports
2007 Third Quarter Financial Results
November 7, 2007
Page 6

Media Hotline: 800-977-2250 — NYSE: TEG
130 East Randolph Drive
Chicago, IL 60601
www.integrysgroup.com



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Integrys Energy Group, Inc.

- **Minnesota Energy Resources Corporation**, a natural gas utility serving approximately 207,000 customers throughout Minnesota.
- **Michigan Gas Utilities Corporation**, a natural gas utility serving approximately 166,000 customers in lower Michigan.
- **North Shore Gas Company**, a natural gas utility serving approximately 158,000 customers in the northern suburbs of Chicago.
- **Upper Peninsula Power Company**, an electric utility serving approximately 52,000 customers in Michigan's Upper Peninsula.

The company's principal nonregulated subsidiary is:

- **Integrys Energy Services, Inc.**, a diversified nonregulated energy supply and services company serving residential, commercial, industrial, and wholesale customers in 23 states in the United States and 6 Canadian provinces.

More information about Integrys Energy Group, Inc. is available online at www.integrysgroup.com.

-- Unaudited Financial Statements to Follow --

NEWS RELEASE

Integrys Energy Group Reports
2007 Third Quarter Financial Results
November 7, 2007
Page 7

Media Hotline: 800-977-2250 — NYSE: TEG
130 East Randolph Drive
Chicago, IL 60601
www.integrysgroup.com

# INTEGRYS ENERGY GROUP, INC.

| CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited) | Three Months Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
| (Millions, except per share data) | 2007 | 2006 | 2007 | 2006 |
| Nonregulated revenue | $1,556.5 | $1,160.3 | $4,983.2 | $3,842.7 |
| Utility revenue | 566.0 | 394.8 | 2,247.6 | 1,183.4 |
| **Total revenues** | 2,122.5 | 1,555.1 | 7,230.8 | 5,026.1 |
| Nonregulated cost of fuel, natural gas, and purchased power | 1,488.7 | 1,138.9 | 4,803.3 | 3,682.5 |
| Utility cost of fuel, natural gas, and purchased power | 286.8 | 209.6 | 1,358.8 | 650.1 |
| Operating and maintenance expense | 218.9 | 114.6 | 657.5 | 353.1 |
| Depreciation and amortization expense | 52.5 | 32.0 | 143.3 | 88.5 |
| Taxes other than income taxes | 21.5 | 15.6 | 64.6 | 44.8 |
| **Operating income** | 54.1 | 44.4 | 203.3 | 207.1 |
| Miscellaneous income | 15.5 | 11.5 | 49.4 | 34.7 |
| Interest expense | (48.2) | (29.1) | (127.2) | (69.8) |
| Minority interest | - | 1.4 | 0.1 | 3.8 |
| **Other expense** | (32.7) | (16.2) | (77.7) | (31.3) |
| Income before taxes | 21.4 | 28.2 | 125.6 | 175.8 |
| Provision for income taxes | 9.8 | 0.2 | 36.4 | 46.6 |
| **Income from continuing operations** | 11.6 | 28.0 | 89.2 | 129.2 |
| Discontinued operations, net of tax | 32.3 | 12.2 | 79.3 | 7.6 |
| **Income before preferred stock dividends of subsidiary** | 43.9 | 40.2 | 168.5 | 136.8 |
| Preferred stock dividends of subsidiary | 0.7 | 0.7 | 2.3 | 2.3 |
| **Income available for common shareholders** | $43.2 | $39.5 | $166.2 | $134.5 |
| **Average shares of common stock** | | | | |
| Basic | 76.2 | 43.3 | 70.0 | 41.9 |
| Diluted | 76.5 | 43.4 | 70.2 | 42.0 |
| **Earnings per common share -- basic** | | | | |
| Income from continuing operations | $0.14 | $0.63 | $1.24 | $3.03 |
| Discontinued operations, net of tax | $0.43 | $0.28 | $1.13 | $0.18 |
| Earnings per common share -- basic | $0.57 | $0.91 | $2.37 | $3.21 |
| **Earnings per common share -- diluted** | | | | |
| Income from continuing operations | $0.14 | $0.63 | $1.24 | $3.02 |
| Discontinued operations, net of tax | $0.42 | $0.28 | $1.13 | $0.18 |
| Earnings per common share -- diluted | $0.56 | $0.91 | $2.37 | $3.20 |
| **Dividends per common share declared** | $0.660 | $0.575 | $1.903 | $1.705 |

# INTEGRYS ENERGY GROUP, INC.

| CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited) | September 30 | December 31 |
|---|---|---|
| (Millions) | 2007 | 2006 |
| **Assets** | | |
| Cash and cash equivalents | $256.3 | $23.2 |
| Restricted cash | - | 22.0 |
| Accounts receivable - net of reserves of $61.1 and $17.0, respectively | 1,042.6 | 1,037.3 |
| Accrued unbilled revenues | 196.6 | 184.8 |
| Inventories | 761.7 | 456.3 |
| Current assets from risk management activities | 922.3 | 1,068.6 |
| Deferred income taxes | 2.4 | - |
| Assets held for sale | - | 6.1 |
| Other current assets | 132.3 | 129.1 |
| **Current assets** | 3,314.2 | 2,927.4 |
| | | |
| Property, plant, and equipment, net of accumulated depreciation of $2,609.4 and $1,427.8, | | |
| respectively | 4,364.7 | 2,534.8 |
| Regulatory assets | 1,197.3 | 417.8 |
| Long-term assets from risk management activities | 413.7 | 308.2 |
| Goodwill | 943.0 | 303.9 |
| Pension assets | 93.7 | - |
| Other | 433.8 | 369.6 |
| **Total assets** | $10,760.4 | $6,861.7 |
| | | |
| **Liabilities and Shareholders' Equity** | | |
| Short-term debt | $442.8 | $722.8 |
| Current portion of long-term debt | 54.9 | 26.5 |
| Accounts payable | 956.8 | 949.4 |
| Current liabilities from risk management activities | 910.0 | 1,001.7 |
| Accrued taxes | 253.9 | 9.8 |
| Deferred income taxes | - | 3.1 |
| Other current liabilities | 447.3 | 193.1 |
| **Current liabilities** | 3,065.7 | 2,906.4 |
| | | |
| Long-term debt | 2,143.0 | 1,287.2 |
| Deferred income taxes | 403.7 | 97.6 |
| Deferred investment tax credits | 38.5 | 13.6 |
| Regulatory liabilities | 297.5 | 301.7 |
| Environmental remediation liabilities | 615.5 | 95.8 |
| Pension and postretirement benefit obligations | 325.6 | 188.6 |
| Long-term liabilities from risk management activities | 352.8 | 264.7 |
| Asset retirement obligations | 138.4 | 10.1 |
| Other | 147.0 | 111.3 |
| **Long-term liabilities** | 4,462.0 | 2,370.6 |
| | | |
| **Commitments and contingencies** | | |
| | | |
| Preferred stock of subsidiary with no mandatory redemption | 51.1 | 51.1 |
| Common stock equity | 3,181.6 | 1,533.6 |
| **Total liabilities and shareholders' equity** | $10,760.4 | $6,861.7 |

·

# INTEGRYS ENERGY GROUP, INC.

| CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) | Nine Months Ended September 30 | |
|---|---|---|
| (Millions) | 2007 | 2006 |
| **Operating Activities** | | |
| Income before preferred stock dividends of subsidiary | $168.5 | $136.8 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Discontinued operations, net of tax | (79.3) | (7.6) |
| Depreciation and amortization | 143.3 | 88.5 |
| Recovery of Kewaunee outage expenses | 15.5 | 9.4 |
| Refund of non-qualified decommissioning trust | (57.0) | (41.3) |
| Recoveries and refunds of other regulatory assets and liabilities | 26.0 | 19.5 |
| Unrealized gains on nonregulated energy contracts | (19.4) | (19.1) |
| Pension and postretirement expense | 51.4 | 38.6 |
| Pension and postretirement funding | (25.4) | (25.3) |
| Deferred income taxes and investment tax credit | (114.1) | 48.9 |
| Gains due to settlement of contracts pursuant to the merger with PEC | (4.0) | - |
| Gain on the sale of interest in Guardian Pipeline, LLC | - | (6.2) |
| Gain on the sale of WPS ESI Gas Storage, LLC | - | (9.0) |
| Gain on the sale of partial interest in synthetic fuel operation | (2.1) | (5.6) |
| Equity income, net of dividends | 3.8 | 10.5 |
| Other | (23.2) | 15.1 |
| Changes in working capital | | |
| Receivables, net | 697.7 | 275.0 |
| Inventories | (181.0) | (150.5) |
| Other current assets | 56.2 | (33.0) |
| Accounts payable | (434.4) | (256.7) |
| Other current liabilities | 87.5 | (12.1) |
| **Net cash provided by operating activities** | 310.0 | 75.9 |
| | | |
| **Investing Activities** | | |
| Capital expenditures | (250.5) | (254.7) |
| Proceeds from the sale of property, plant and equipment | 6.8 | 3.9 |
| Purchase of equity investments and other acquisitions | (54.8) | (55.0) |
| Proceeds on the sale of interest in Guardian Pipeline, LLC | - | 38.5 |
| Proceeds on the sale of WPS ESI Gas Storage, LLC | - | 19.9 |
| Cash paid for transaction costs pursuant to the merger with PEC | (14.0) | (3.4) |
| Acquisition of natural gas operations in Michigan and Minnesota | 1.9 | (665.6) |
| Restricted cash for repayment of long-term debt | 22.0 | - |
| Transmission interconnection | (23.9) | (4.5) |
| Other | 8.5 | 4.7 |
| **Net cash used for investing activities** | (304.0) | (916.2) |
| | | |
| **Financing Activities** | | |
| Short-term debt, net | (489.1) | 792.1 |
| Gas loans, net | 3.7 | (71.6) |
| Repayment of long-term debt | (23.8) | (1.4) |
| Payment of dividends | | |
| Preferred stock | (2.3) | (2.3) |
| Common stock | (126.9) | (71.3) |
| Issuance of common stock | 36.0 | 158.2 |
| Other | 5.6 | (0.2) |
| **Net cash provided by (used for) financing activities** | (596.8) | 803.5 |
| | | |
| Change in cash and cash equivalents - continuing operations | (590.8) | (36.8) |
| Change in cash and cash equivalents - discontinued operations | | |
| Net cash provided by operating activities | 24.3 | 24.5 |
| Net cash provided by investing activities | 799.6 | 16.4 |
| **Change in cash and cash equivalents** | 233.1 | 4.1 |
| Cash and cash equivalents at beginning of period | 23.2 | 27.7 |
| **Cash and cash equivalents at end of period** | $256.3 | $31.8 |

# Diluted Earnings Per Share Information – Non-GAAP Financial Information

*Non-GAAP Financial Information*

Integrys Energy Group prepares financial statements in accordance with accounting principles generally accepted in the United States (GAAP). Along with this information, we disclose and discuss diluted earnings per share (EPS) from continuing operations - adjusted, which is a non-GAAP measure. Management uses the measure in its internal performance reporting and for reports to the Board of Directors. We disclose this measure in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS from continuing operations - adjusted is a useful measure for providing investors with additional insight into our operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Therefore, this measure allows investors to better compare our financial results from period to period. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

*Actual Quarter and Year-to-Date for Periods Ended September 30, 2007 and 2006*

| | Three Months Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Diluted EPS from continuing operations | $0.14 | $0.63 | $1.24 | $3.02 |
| Diluted EPS from discontinued operations | 0.42 | 0.28 | 1.13 | 0.18 |
| **Total Diluted EPS** | $0.56 | $0.91 | $2.37 | $3.20 |
| **Average Shares of Common Stock - Diluted** | 76.5 | 43.4 | 70.2 | 42.0 |

**Information on Special Items:**

Diluted earnings per share from continuing operations, as adjusted for special items and their financial impact on diluted earnings per share from continuing operations for the three and nine months ended September 30, 2007 and 2006 are as follows:

| | | | | |
|---|---|---|---|---|
| **Diluted EPS from continuing operations** | $0.14 | $0.63 | $1.24 | $3.02 |
| **Adjustments (net of taxes):** | | | | |
| Gains on asset sales | (0.02) | - | (0.02) | (0.22) |
| External transition costs related to MGUC and MERC acquisitions | - | 0.03 | - | 0.15 |
| Integrys Energy Services power contract in Maine liquidated in 2005 | - | 0.03 | 0.01 | 0.08 |
| External transition costs related to Peoples Energy merger | 0.06 | 0.01 | 0.10 | 0.01 |
| Impacts of purchase accounting adjustments due to Peoples Energy merger | (0.01) | - | 0.06 | - |
| Synfuel - realized and unrealized oil option gains/losses, tax credits, production costs, premium amortization, deferred gain recognition, and royalties | (0.11) | (0.01) | (0.17) | (0.44) |
| **Diluted EPS from continuing operations – adjusted** | $0.06 | $0.69 | $1.22 | $2.60 |
| **Weather impact - regulated utilities (as compared to normal)** | | | | |
| Electric impact – favorable/(unfavorable) | $ 0.02 | $0.04 | $ 0.03 | $(0.03) |
| Gas impact – favorable/(unfavorable) | - | (0.01) | (0.10) | (0.11) |
| **Total weather impact** | $0.02 | $0.03 | $(0.07) | $(0.14) |

## Diluted Earnings Per Share Information – Non-GAAP Financial Information

| *Actual 2006 with 2007 and 2008 Forecasts* | | Potential 2007 Diluted EPS Ranges | | Potential 2008 Diluted EPS Ranges | |
|---|---|---|---|---|---|
| | **Actual 2006** | **Low Scenario** | **High Scenario** | **Low Scenario** | **High Scenario** |
| Diluted EPS from continuing operations | $3.50 | $2.40 | $2.62 | $3.67 | $3.89 |
| Diluted EPS from discontinued operations | 0.17 | 1.10 | 1.10 | - | - |
| **Total Diluted EPS** | $3.67 | $3.50 | $3.72 | $3.67 | $3.89 |
| **Average Shares of Common Stock – Diluted** | 42.4 | 71.8 | 71.8 | 76.8 | 76.8 |

**Information on Special Items:**
Diluted earnings per share from continuing operations, as adjusted for special items and their financial impact on the actual 2006 diluted earnings per share from continuing operations and the 2007 and 2008 diluted earnings per share from continuing operations guidance are as follows:

| | | | | | |
|---|---|---|---|---|---|
| **Diluted EPS from continuing operations** | **$3.50** | **$2.40** | **$2.62** | **$3.67** | **$3.89** |
| **Adjustments (net of taxes):** | | | | | |
| Gains on asset sales | (0.22) | (0.02) | (0.02) | - | - |
| External transition costs related to MGUC and MERC acquisitions | 0.27 | - | - | - | - |
| Integrys Energy Services power contract in Maine liquidated in 2005 | 0.09 | 0.01 | 0.01 | - | - |
| External transition costs related to Peoples Energy merger | 0.03 | 0.20 | 0.20 | 0.16 | 0.16 |
| Impacts of purchase accounting adjustments due to Peoples Energy merger | - | 0.13 | 0.13 | 0.08 | 0.08 |
| Synfuel - realized and unrealized oil option gains/losses, tax credits, production costs, premium amortization, deferred gain recognition, and royalties | (0.47) | (0.21) | (0.28) | - | - |
| **Diluted EPS from continuing operations – adjusted** | $3.20 | $2.51 | $2.66 | $3.91 | $4.13 |
| | | | | | |
| **Weather impact - regulated utilities (as compared to normal)** | | | | | |
| Electric impact – favorable/(unfavorable) | $(0.05) | $ 0.02 | $ 0.02 | $ - | $ - |
| Gas impact – favorable/(unfavorable) | (0.18) | (0.10) | (0.10) | | |
| **Total weather impact** | $(0.23) | $(0.08) | $(0.08) | $ - | $ - |